Exhibit 12
Ally Financial Inc.

Ratio of Earnings to Fixed Charges

Year ended December 31, ($ in millions)	2012 (a)	2011 (a)	2010 (a)	2009 (a)	2008 (a)
Earnings
Consolidated net income (loss) from continuing operations	$529	$(1,002)	$288	$(7,067)	$5,028
Income tax (benefit) expense from continuing operations	(1,284)	51	104	29	(108)
Equity-method investee distribution	—	—	—	—	111
Equity-method investee (earnings) losses	(1)	(7)	(7)	12	552
Minority interest expense	1	1	1	1	1
Consolidated (loss) income from continuing operations before income taxes, minority interest, and income or loss from equity investees	(755)	(957)	386	(7,025)	5,584
Fixed charges	4,180	5,106	5,535	5,422	7,437
Earnings available for fixed charges	$3,425	$4,149	$5,921	$(1,603)	$13,021
Fixed charges
Interest, discount, and issuance expense on debt	$4,160	$5,082	$5,511	$5,395	$7,393
Portion of rentals representative of the interest factor	20	24	24	27	44
Total fixed charges	4,180	5,106	5,535	5,422	7,437
Preferred dividend requirements (b)	801	763	2,537	1,224	—
Total fixed charges and preferred dividend requirements	$4,981	$5,869	$8,072	$6,646	$7,437
Ratio of earnings to fixed charges (c)	0.82	0.81	1.07	(0.30)	1.75
Ratio of earnings to fixed charges and preferred dividend requirements (d)	0.69	0.71	0.73	(0.24)	1.75

(a)
During 2012, 2011, 2010, and 2009, we committed to sell certain operations of our Automotive Finance operations, Insurance operations, Mortgage operations, and Commercial Finance Group. We report these businesses separately as discontinued operations in the Consolidated Financial Statements. Refer to Note 2 to the Consolidated Financial Statements for further discussion of our discontinued operations. All reported periods of the calculation of the ratio of earnings to fixed charges exclude discontinued operations.

(b)	Amount for 2010 includes a $616 million reduction to retained earnings (accumulated deficit) related to a conversion of preferred stock and related amendment that occurred on December 30, 2010.

(c)
The ratio indicates a less than one-to-one coverage for the years ended December 31, 2012, 2011 and 2009. Earnings available to for fixed charges for the years ended December 31, 2012, 2011, and 2009 were inadequate to cover fixed charges. The deficient amounts for the ratio were $755 million, $957 million, and $7,025 million, for the years ended December 31, 2012, 2011, and 2009, respectively.

(d)
The ratio indicates a less than one-to-one coverage for the years ended December 31, 2012, 2011, 2010, and 2009. Earnings available for fixed charges and preferred dividend requirements for the years ended December 31, 2012, 2011, 2010, and 2009 were inadequate to cover total fixed charges and preferred dividend requirements. The deficient amounts for the ratio were $1,556 million, $1,720 million, $2,151 million, and $8,249 million for the years ended December 31, 2012, 2011, 2010, and 2009, respectively.